Filed by BB&T Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  SunTrust Banks, Inc.

Commission File No.: 001-08918

Date: February 7, 2019

BB&T: Social Media Response

In Response to Excited Reactions

•                 We’re excited about what this means for our communities, company and shareholders as well!

•                 We’re excited too! Our banks are merging as equals into a new institution, and the future is bright.

In Response to why we’re doing this

•                 We’re two like-minded institutions with a strong cultural alignment and a shared dedication to helping you – our client – achieve economic success and financial security.

•                 We’re going to serve our clients even better with more branches in more locations than ever. We’ll be able to scale and deploy technological innovations to serve your needs from any location.

•                 Our new company will have the leading market share in many of the most attractive, high-growth markets in the country. And our combined dedication will allow us to scale and deploy technological innovations to serve you even better.

In response to concern

•                 Collectively, BB&T and SunTrust have integrated nearly 100 successful bank acquisitions over the last 35 years, so you can have confidence you are in good hands.

•                 We know it’s a big deal. But rest assured, together we’ve completed nearly 100 successful bank acquisitions over the last 35 years. We committed to providing the same standard of service that you have grown to expect.

What does this mean for me?

•                 For now, continue to bank as you normally do. Throughout this transition and after we become a new company, you’ll continue to see the same smiling faces and receive the same personal service you’ve come to expect.

[-Restricted-]

BB&T: Social Media Response

•                 With this merger of equals, clients will benefit from the best of both banks. That means more locations, more convenience and lots more to come.

•                 Once we join forces with SunTrust, you’ll enjoy enhanced developments in banking technology. Together, we will remain relentlessly focused on providing a superior client experience.

•                 This is a process, and the actual change from BB&T and SunTrust to a new, combined company will come late this year, pending all shareholder and regulatory approvals and a successful closing of the transaction. We will remain committed to helping clients achieve economic success. Our close ties with our shared local communities will continue, and we will provide you with much more information in the coming months to make this a smooth transition for you.

What do I need to do right now/How will I know what’s happening?

•                 For now, continue to bank as you normally do. The actual changeover to a combined company will happen much later, toward the end of 2019, pending all shareholder and regulatory approvals and a successful closing of the transaction.

•                 BB&T will continue to be here for you to meet your banking needs, whether it’s opening another deposit account or applying for a loan. It’s business as usual.

•                 Once we’re fully combined later this year, we will reach out to you directly about the next steps and what information you need about your accounts.

•                 We will be providing updates on our website. We also have a special merger-of-equals site at https://thepremierfinancialinstitution.com/ where you can find more information. And we’ll be communicating with you through letters and email. Here, too, of course.

What will happen to my deposit accounts and loans after the merger of equals is complete?

•                 We will provide you specific details and information about the conversion of your accounts soon. We expect the full change to new, premier institution to take place later this year.

What services and products will the new company offer?

•                 With this merger of equals, clients will benefit from the best of both banks. This includes so much! Retail and commercial banking, wealth management, merchant services, insurance, investment, international services, commercial finance, corporate banking, mortgage servicing, asset management, capital markets and several specialized lending offerings. Clients will have access to more branches and 24/7 service through online banking, mobile banking and apps, phone assistance and an expanded network of ATMs.

BB&T: Social Media Response

•                 We will share more of these details as we move close to closing and progress further through the integration process. But simply put, you’ll have access to the same products you do today and more.

Will I have new account numbers?

•                 We’ll provide more details as we move closer to closing. Check here for updates on demand: https://thepremierfinancialinstitution.com/

•                 Our goal, as always, is a seamless integration process for you and all our clients. Check here for updates along the way: https://thepremierfinancialinstitution.com/

What will happen to my branch?

•                 We’re committed to being active members of our communities, and local branches will continue to play a key role in our combined company. For updates along the way, check here: https://thepremierfinancialinstitution.com/

•                 More details will be shared as we progress through the process. But we remain committed to the communities we serve.

Will branch hours of operation change?

•                 Our branch hours are set by local leadership, and that will remain unchanged.

Will I have 24-hour customer service?

•                 Yes, you’ll have 24/7 access to clients through online banking, mobile banking and apps, Phone24 and a network of our combined ATMs. Until your accounts transition to the new company later this year, please continue to contact BB&T as you normally would for specific questions about your accounts or other servicing needs.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of BB&T Corporation “BB&T” and SunTrust Banks, Inc. “Suntrust.”  Words such as “anticipates,”  “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on BB&T’s and SunTrust’s current expectations and assumptions regarding BB&T’s and SunTrust’s businesses, the economy, and other future conditions.  Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T’s or SunTrust’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance.  Such risks and uncertainties include, among others:  the occurrence of any event,

BB&T: Social Media Response

change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&T and SunTrust successfully, and the dilution caused by BB&T’s issuance of additional shares of its capital stock in connection with the transaction.  Except to the extent required by applicable law or regulation, each of BB&T and SunTrust disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.  Further information regarding BB&T, SunTrust and factors which could affect the forward-looking statements contained herein can be found in BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the Securities and Exchange Commission (“SEC”), and in SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger with SunTrust, BB&T will file with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com.  Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt.com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http://suntrust.com/ under the tab “Investor Relations,” and then under the heading “Financial

BB&T: Social Media Response

Information” or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971.

Participants in the Solicitation

BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC.  Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2018 Annual Meeting of Shareholders filed with the SEC on March 15, 2018, and other documents filed by BB&T with the SEC.  Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2018 Annual Meeting of Shareholders filed with the SEC on March 9, 2018, and other documents filed by SunTrust with the SEC.  These documents can be obtained free of charge from the sources described above.